NEWS RELEASE	RUBICON
MINERALS CORPORATION
TORONTO STOCK EXCHANGE SYMBOL: RMX AMEX SYMBOL: RBY	PR08-02 March 31, 2008

Rubicon drills 8.0 metres (26.5 feet) of 36.50 g/t gold (1.06 oz/ton) at new F2 Zone –
 Phoenix Gold Project, Red Lake, Ontario

Rubicon Minerals Corp (RMX.TSX : RBY.AMEX) is pleased to announce additional results from its new F2 Zone discovery located on its 100% controlled Phoenix Gold Project, located in the heart of the prolific Red Lake gold district.

Rush assays from a quartz vein and associated silica-sulphide alteration halo zone containing appreciable visible gold in hole F2-07 have returned 36.50 g/t gold (1.06 oz/ton) over a core length of 8.0 metres (26.5 feet) at a vertical depth of 380 metres below surface. The grade is fairly evenly distributed throughout the section and includes sub intervals of 56.27g/t over 4.9 metres (1.64 oz/ton over 16.1 feet)or 65.93 g/t gold over 3.4 metres (1.92 oz/ton over 11.1 feet).

Rubicon previously reported significant high-grade assays from the initial three discovery holes drilled in this area (see news release dated March 12, 2008). Drilling is ongoing with two drill rigs at the F2 Zone and will continue while ice conditions remain permissive following which land and barge-based drilling will be carried out.  Assays are pending for remaining holes.

Mineralization occurs in a major ultramafic-mafic structural setting which is considered analogous to major deposits in the Red Lake gold district. Results to date indicate that a broad, steep enveloping gold–bearing system dips to the west and that it contains higher grade gold zones as multiple occurrences within various rock types in veins, disseminations and as silica-sulphide replacement zones. The relationships between the various styles of mineralization are complex and additional drilling will enable a better understanding of the geometry and controls on the gold-bearing system. Accordingly, the true thickness of the F2-07 intercept is not yet known although current core measurements on the vein zone itself indicate a moderate to high angle to the core axis.

Importantly, the F2 Zone is currently being explored at relatively shallow depths below surface (200-400 metres). The zone is only 450 metres horizontal distance from the existing, currently flooded exploration shaft which could provide important underground access should additional drilling provide sufficient encouragement.

It has been determined that additional drilling of the F2 Zone can be achieved both from land (depths below 450 metres) and from a barge. This will allow year round exploration access to the F2 Zone and will provide maximum flexibility going forward.

“Obviously we are delighted with these latest results and our healthy cash position means we can carry out additional drilling to better understand this new discovery. The moderate depth of the discovery and relative proximity to our exploration shaft and land access means we can continue to drill well past the winter season,” said David Adamson, President and CEO.

Photographs and a location map of the new intercept will be posted on the Company website at www.rubiconminerals.com.

Rubicon Minerals Corporation has approximately $28 million in cash and is an exploration company focusing on exploring for gold in politically safe jurisdictions with high geological potential. Rubicon controls over 180,000 acres of prime exploration ground in the prolific Red Lake gold camp of Ontario which hosts Goldcorp's high-grade, world class Red Lake Mine. In addition to its Red Lake holdings, Rubicon also controls over 500,000 acres surrounding the Pogo Mine in Alaska as well as 225,000 acres in northeast Nevada. Rob McEwen, former Chairman and CEO of Goldcorp, owns 31% of the company.

RUBICON MINERALS CORPORATION

“David W. Adamson”

President & CEO

Assays were conducted on sawn NQ-sized half core sections. The saw blade is routinely cleaned between samples when visible gold is noted during logging and sampling of the drill core. Assays were conducted by SGS Minerals Services using standard fire assay on a 30 gram (1 assay ton) sample with a gravimetric finish procedure. Standards, blanks and check assays were included at regular intervals in each sample batch.  Gold standards were prepared by CDN Resource Laboratories Ltd.  Work programs are supervised by Terry Bursey, P.Geo. the project Qualified Persons under the definition of NI 43-101.

Forward Looking Statements

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding future exploration programs and joint venture partner participation.

Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, inability to obtain required shareholder or regulatory approvals, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of shareholder, regulatory and governmental approvals for Rubicon's proposed transactions, the availability of financing for Rubicon's proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

For more information, contact Bill Cavalluzzo, VP Investor Relations,   Toll free: 1.866.365.4706, E-mail: bcavalluzzo@rubiconminerals.com
Rubicon Minerals Corporation, Suite 1540–800 West Pender Street, Vancouver BC, CANADA  V6C 2V6
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